Exhibit 4.2

DESCRIPTION OF SECURITIES

The following description is based upon our second amended and restated certificate of incorporation, our fifth amended and restated by-laws and applicable provisions of law. We have summarized certain portions of the second amended and restated certificate of incorporation and third amended and restated by-laws below. The summary is not complete. The second amended and restated certificate of incorporation and fifth amended and restated by-laws are provided as exhibits to our Annual Report on Form 10-K. You should read the second amended and restated certificate of incorporation and fifth amended and restated by-laws for the provisions that are important to you.

Charles River’s authorized capital stock consists of 120,000,000 shares of common stock and 20,000,000 shares of preferred stock.

Common Stock

The issued and outstanding shares of common stock are validly issued, fully paid and non-assessable. Holders of our common stock are entitled to share equally, share for share, if dividends are declared on our common stock, whether payable in cash, property or our securities. The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share equally, share for share, in our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the restated certificate, the holders of common stock vote together as a single class on all matters submitted to a vote of stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “CRL.”

Preferred Stock

We may issue shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock.